March 31, 2025

Eileen Smiley

US Securities and Exchange Commission

Division of Investment Management Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Insurance & Annuity Company, Inc. (GIAC)
Response to Comments to Post-Effective Amendment No. 2 to the Registration Statement on
Form N-4 – File No. 333-272291

Dear Ms. Smiley,

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on February 5, 2025. For the responses that follow, page references reflect the page number in Guardian MarketPerformTM a single premium deferred registered index-linked annuity prospectus filed with the SEC on December 20, 2024. We will provide a courtesy copy of this correspondence along with a marked copy of the registration statement for your review.

1.	Comment: (General) – Complete and fill in all items in brackets in the next filing.

Response: All items in brackets throughout will be filled in and completed for the next filing.

2.

Comment: Page COV1, paragraphs 4,5,and 6 – Bolding of the 3 paragraphs have the effect of obscuring the important features of the contract. Consider using paragraph headings and bold only the particulars and important features per Item 1(a)(6).

Response: We will bold only the particulars and important features.

3.	Comment: Page COV1 – Please clarify and disclose clearly that the maximum losses identified in the example for the particular IPCS and cumulative losses could be greater.

Response: The following language will be added to after the 2nd sentence of the 6th paragraph: “Your losses may be greater over the entire time you own the contract.”

4.	Comment: Page COV1,1st bolded paragraph last sentence – Please disclose that surrenders could include negative contract adjustments.

Response: The last sentence of the 4th paragraph will be revised to include ”negative Interim Value adjustments” as part of a surrender.

5.	Comment: Page COV1,1st bolded paragraph last sentence (General) – Change “10% additional tax” to “tax penalty” and correct 59 1⁄2 so it does not look like 591/2.

Response: We will make all corrections to “10% additional tax” to “tax penalty” and 59 1⁄2 so it does not look like 591/2 throughout.

6.

Comment: Page COV1, paragraph 5 (2nd bolded paragraph) – Explain supplementally if any of the offerings currently would result in enhancement of Index returns rather than a limit, and if not then please rephrase clearly that the crediting strategy will limit investors and participation in the gains of any Index.

Response: We currently offer the Cap with Par Crediting Strategy. As described in the prospectus, GIAC may declare no Cap Rate together with a Participation Rate in excess of 100% for a particular Strategy Term. In the case of a Strategy with no Cap Rate and a Participation Rate over 100%, the Contract Owner’s returns at the end of the Strategy Term would be greater than the Index performance

7.	Comment: Page COV1, last paragraph – Please clarify the disclosure that withdrawal will result in surrender charges.

Response: The last sentence has been revised to read as follows: “Withdrawals will result in surrender charges during the first six years you own the Contract.”

8.	Comment: Page COV2, Paragraph 3, last sentence – In the last sentence of the bolded paragraph, please replace the word “creditworthiness” with “financial strength” as required under Item 1(a)(8).

Response: The sentence will read: “All obligations and guarantees under the Contract are subject to the financial strength and claims-paying ability of the Company.” Conforming revisions have been made throughout the document.

9.

Comment: Page COV2, last sentence before the prospectus date – Please identify any limits in any state where the contract is not available for sale or cross reference to the appropriate appendix which shows where the contract is not available.

Response: The following has been added as the last sentence: “The prospectus provides a general description of the Contract, the Contract may not be available in all states or your state may provide different features from, and impose difference costs than, those described in the body of the prospectus. Please see Appendix B which identifies any states in which the Contract is not available and material state-specific variations.”

10.

Comment: Page TX5, “Overview of the Contract,” second paragraph of the first bullet – As required by Item 2(b)(i) of the form, please briefly state that the insurance company will credit positive or negative interest at the end of a crediting period.

Response: The following sentence has been added to the paragraph: “Any positive or negative interest will be credited at the end of the Strategy Term.”

11.

Comment: Page TX5, “Crediting Strategy: Cap Rate with Participation Rate (‘Cap with Par’),” – Disclose briefly that the insurance company limits the amount of positive credit in different ways using cap rate and participation rate.

Response: We note that, because GIAC guarantees the Participation Rate will never be less than 100%, the amount of positive credit will never be limited by the Participation Rate. In response to the Staff’s comment, we have added disclosure clarifying that the amount of positive credit is limited by the Cap Rate.

12.

Comment: Page TX5, “Crediting Strategy: Cap Rate with Participation Rate (‘Cap with Par’),” – Where the last example appears (Index return of 25%, no cap and 125% participation rate), please explain supplementally whether the strategy will have a participation rate over 100% without no cap or rephrase the last example to show what the actual participation rate and cap rate is and what is currently being offered, to not be misleading.

Response: The current Cap Rates and Participation Rates vary from Strategy Term to Strategy Term. As disclosed on page 31 of the prospectus, when we establish the current Cap Rate and Participation Rate for an IPCS, we consider, among other factors, the Protection Strategy and level of protection offered, the cost of hedging instruments, crediting rates offered by our competitors, and the current market environment. Based on these factors, we may declare a Participation Rate over 100% and no Cap Rate for a particular Strategy Term. We have added prominent disclosure clarifying that it is possible this will never occur. We further note that we have in the past frequently declared no Cap Rate together with a Participation Rate over 100%. We hereby represent that the rates assumed in the subject example are reasonable in light of current and anticipated market conditions.

13.

Comment: Page TX6,” Key Features”– In the “Performance Lock” bullet, please disclose that due to a performance lock, an investor could lose significant amount of money if amounts are removed from the investment option or contract before the end of specified term from Item 2(d).

Response: The following disclosure has been added to the “Performance Lock” bullet: “By exercising the Performance Lock you could lose a significant amount of money by removing money from an IPCS or the Contract before the end of the Strategy Term.”

14.

Comment: Page TX7 – “Important Information You Should Consider About the Contract- Fees, Expenses, and Adjustments”- Please reformat the key information table to conform to Item 3, Instruction 1(A). Please also reformat the cross-references to the different provisions and to the prospectus to be adjacent to the pertinent disclosure, either within the table row or presented in an additional table column.

Response: Reformatted to conform to Item 3, Instruction 1(A) and include the cross references.

15.

Comment: Page TX7, “Are There Ongoing Fees and Expenses?” section – Please answer this question as yes. In that paragraph, please state prominently that the amount earned also could be limited by the participation rate if below 100%, as according to Instruction 2(c)(iii).

Response: Respectfully, we do not believe the form requires a “yes” where there are no explicit ongoing fees and expenses. We believe there is precedent among RILA carriers for answering this question “no,” with the prescribed disclosure for contracts that do not impose any explicit ongoing fees and expenses. Accordingly, we have answered the question no and provided the required disclosure that explains implicit fees. In addition, we respectfully decline to include a statement that the amount earned could be limited by the Participation Rate if below 100%. As disclosed in various places throughout the prospectus, we guarantee that the Participation Rate will never be less than 100%. Therefore, the amount earned would never be limited by the Participation Rate.

16.

Comment: Page TX8, “What Are The Risks Associated with the Investment Options?”, 2nd paragraph - Please state more definitively the caps and participation rates will limit positive index returns- that the crediting strategy is always going to limit unless there are circumstances.

Response: As previously noted, because GIAC guarantees the Participation Rate will never be less than 100%, the amount of positive credit will never be limited by the Participation Rate. In response to the Staff’s comment, we have added disclosure clarifying that the amount of positive credit is limited by the Cap Rate.

17.	Comment: Page TX9, 1st paragraph – In the example where the 125% participation rate is being used, use a better example of what is currently being offered.

Response: We confirm that the example reflects reasonable rates GIAC may declare in light of current and expected market conditions. We have added clarifying disclosure that there is no guarantee that GIAC will declare no Cap Rate for a particular Strategy Term. Our current Participation Rates range between 105% and 180%.

18.

Comment: Page TX10, “Are there any Restrictions on Contract Benefits?”– As applicable, disclose that availability of certain benefits may vary by intermediary or state and then include the cross-reference to where in the statutory prospectus these variations are disclosed. State if there’s going to be any limits by state or by intermediary and cross-reference where those types of restrictions are discussed like the state variation appendix or anything intermediary related.

Response: The 2nd and 3rd bullets have been revised to read as follows:

◾

Currently all IPCS options and Contract features are available through financial professionals selling the Contract. Your financial professional may not recommend certain IPCS options. You may obtain information about the IPCS options that are available to you by contacting your financial professional or our Customer Service Office.

◾	The Contract, certain IPCS or Contract features may not be available in your state. See Appendix B for state variations that may apply.

19.	Comment: Page TX13, “Risk Factors”– Please title the section from “Risk Factors” to “Principal Risk” as per Item 5.

Response: Title of the section will change to “Principal Risks”.

20.

Comment: Page TX13 – Where “Protection Strategies” and “Crediting Strategies” are discussed, consider grouping the “Protection Strategies” risk and “Crediting Strategies” risk under a general category “Index-Linked Option Risk” as per Item 5.

Response: Added heading “Index – Linked Option Risk” and grouped the “Protection Strategies” risk and “Crediting Strategies” risk under it.

21.	Comment: Page TX13 – In the “Crediting Strategies” section, add disclosure that the investor is not invested in the Index or the securities tracked by the Index.

Response: The following sentence was added to the end of “Crediting Strategies” section: “Your investment in an IPCS is not an investment in the Index or the securities tracked by the Index.”

22.	Comment: Page TX14, 2nd bullet – Please elaborate in the last sentence if the extreme circumstances can also be connected to market price changes.

Response: The following has been added to the end of the bullet: “Extreme circumstances causing a negative Interim Value Adjustment can be connected to several factors, including but not limited to trading costs and market price changes.”

23.

Comment: Page TX25,“SG Smart Climate Index,” the 1st bullet, 2nd to last sentence – Please disclose the amount of negative adjustments, which as according to the Index rule, the Index deducts a 1.5% synthetic dividend, 0.5% replication cost and the fed’s funds rate which is currently 4.33%; adding to a 6.3% present haircut. Since the 6.3% deduction is large, negative adjustments should be disclosed prominently both here in this section and also disclosed in a footnote in Item 17 Appendix.

Response: The following language has been added to the second sentence in the second bullet on Page TX25 and has been added as a footnote in Item 17 Appendix and elsewhere where similar disclosure appears:

“The Index reflects deductions that reduce performance, including a 1.50% negative performance adjustment and 0.50% fixed replication costs, each as an annualized percentage of Index Value. In addition, the performance of the Index is reduced by assumed costs of borrowing equal to the U.S. Federal Funds Rate. As of [ ], 2025, the U.S. Federal Funds Rate was [ ]%. The U.S. Federal Funds Rate will fluctuate over time, and may be higher or lower in the future.

24.	Comment: Page TX25 – Where the bar chart is located, instead of total return version of the Index, please show the price return versions of all Indexes.

Response: The bar chart will reflect only price return versions of all indexes.

25.	Comment: Page TX25 – Where the bar chart is located, the bar chart appears to show 11 years of performance instead of 10 years, please only reflect 10 years of returns.

RESPONSE: The bar chart will reflect only 10 years of performance.

26.	Comment: Page TX25 – With respect to all the bar charts, please modify the intro paragraph with a more descriptive description for the hypothetical returns with a 5% cap and -10% buffer.

Response: The following has been added to the disclosure: This is reflected in the bar charts as the Index’s “Adjusted” annual returns.

27.	Comment: Page TX43,“Performance Lock” – Please disclose in 2nd or 3rd paragraph the following:

•	The Interim Value does not reflect the performance of the Index.

•	The investors are not locking in Index Performance.

•	The Interim Value can even be negative when the Index performance is positive at the time of lock.

•	The Interim Value adjustment may be negative and could result in a maximum potential loss of up to 100%.

Response: The disclosure has been added to the end of the 3rd paragraph on this page.

28.	Comment: Page TX44 – In the bulleted list section regarding factors to consider before exercising the Performance Lock feature, please add:

•	The investor may not lock in at an optimal time and may lock in a significant loss.

•

If the Interim Value is locked in the investor will forego any participation in the investment experience of the Index option and will not receive any positive interest beyond the end of the term and the investor may have realized the higher gain by remaining invested in that option.

•	Disclose if the amounts will remain in the Index option if the fixed rate will be credited or whether amounts will be reallocated immediately to another investment option.

Response: The following sentences have been added to the end of 2nd, 3rd, 4th and 7th bullets, respectively, on this page:

•	“You may not lock in at an optimal time and may lock in at a significant loss”

•	“Once the Interim Value is locked you will forego any participation in any Crediting or Protection Strategy.”

•

“This means that your lock-in Index Strategy Value will not be credited with any interest from the time you exercise the Performance Lock feature until you reallocate your locked in Index Strategy Value, which is not permitted until your next Contract Anniversary. Your locked-in

Index Strategy Value will not be credited with the fixed interest rate we declare for the FRS or any positive interest based on the performance of the Index.”

•	“You may have realized a higher gain by remaining invested in the IPCS option.”

29.	Comment: Page Appendix A – Provide a completed Appendix A with complete investment options and brackets filled in.

Response: We will provide a completed Appendix A.

30.	Comment: Page Appendix A2 – Please disclose:

•	The fixed rate strategies are not registered under the 1933 Act.

•	The fixed account is not registered as an investment company under the 1940 Act.

•	The fixed rate strategy disclosures are subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

Response: Disclosure will be added.

31.	Comment: Page BC1– Please add how investors may make inquiries about their contracts and make investor inquiries as covered by Item 1(b)(1).

Response: We will provide information regarding how to make contracts and investor inquiries.

32.	Comment: Page SAI 5 – In the “Experts” section, please confirm that the financial statement of December 31, 2024 will be completed prior to effectiveness and provide on anticipated effective date.

Response: The Insurance Company financial statement for December 31, 2024 will be completed prior to effectiveness and will be filed via Form N-VPFS and will incorporated by reference under the “Financial Statements” section.

33.	Comment: Page SAI 5 – In the “Financial Statements” section, please confirm the financial statements of the separate account will be filed or incorporated by reference.

Response: Item 27 of Form N-4 requires that the financial statements of any Registered Separate Account (i.e., a separate account registered as an investment company under the Investment Company Act of 1940 in which a contract participates with respect to variable investment options offered) be filed. This Contract does not offer variable investment options and the separate account GIAC uses to hold assets in support of our obligations under the Contracts is not registered or required to be registered as an investment company. Accordingly, financial statements of the separate account are not required and will not be filed or incorporated by reference.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our Responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich

Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com